UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 9, 2016

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 9 May 2016 – On 3 February 2016, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14 billion to be executed during a 12-month period beginning 3 February 2016.

Under the programme initiated 29 April 2016, Novo Nordisk will repurchase B shares for an amount up to DKK 3.5 billion in the period from 29 April 2016 to 3 August 2016.

Since the announcement as of 29 April 2016, the following transactions have been made under the programme:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	-		-
29 April 2016	162,000	366.65	59,396,976
2 May 2016	155,000	360.82	55,926,356
3 May 2016	150,000	353.73	53,059,170
4 May 2016	152,000	351.13	53,371,456

Accumulated under the programme	619,000		221,753,958

On 29 April 2016 Novo Nordisk repurchased 900,000 B shares from employees. The transaction amounted to DKK 0.3 billion and was related to the general employee share programme outside of Denmark from 2013. The shares in this transaction were not part of the Safe Harbour repurchase programme, but were part of the overall DKK 14.0 billion repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 12,923,645 B shares of DKK 0.20, corresponding to 0.5% of the share capital, as treasury shares. The total amount of A and B shares in the company is 2,550,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14 billion during a 12-month period beginning 3 February 2016. As of 4 May 2016, Novo Nordisk has repurchased a total of 10,765,000 B shares equal to a transaction value of DKK 3,851,308,684.

Novo Nordisk is a global healthcare company with more than 90 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat other serious chronic conditions: haemophilia, growth disorders and obesity. Headquartered in Denmark, Novo Nordisk employs approximately 41,000 people in 75 countries and markets its products in more than 180 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube

Further information

Media:
Anne Margrethe Hauge	+45 3079 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Daniel Bohsen	+45 3079 6376	dabo@novonordisk.com
Melanie Raouzeos	+45 3075 3479	mrz@novonordisk.com
Kasper Veje (US)	+1 609 235 8567	kpvj@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 37 / 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 9, 2016	NOVO NORDISK A/S Lars Rebien Sørensen, Chief Executive Officer